200 East Randolph Drive
Chicago, Illinois  60601

Dennis M. Myers, P.C. To Call Writer Directly: 312 861-2232 dmyers@kirkland.com	312 861-2000 www.kirkland.com	Facsimile: 312 861-2200

December 1, 2008

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn:                    Melissa Rocha

Terence O’Brien

Re:                             WII Components, Inc.
Form 10-K for the Year Ended December 31, 2007
(SEC File No. 333-115490)

Ladies and Gentlemen:

On behalf of WII Components, Inc. (the “Company” ), we are writing to respond to the comments raised in your letter to Mr. Dale B. Herbst,  Chief Financial Officer of the Company, dated October 14, 2008, relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 (the “Annual Report”).  For ease of reference, we have reproduced the comments in their entirety below.

Form 10-K for the Fiscal Year Ended December 31, 2007.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 9

1.             Please address the following with regard to your use of EBITDA as a performance measure:

•                        Expand your discussion to address all of the disclosures required by Question 8 to the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures issued June 13, 2008;

•                        Discuss the economic substance behind your decision to use such a measure;

Hong Kong      London      Los Angeles      Munich      New York      Palo Alto      San Francisco      Washington, D.C.

•                        Discuss the material limitations associated with use of the non-GAAP measure as compared to the use of the most directly comparable GAAP measure.  In this regard, you must identify each item you eliminate and clarify how the elimination of such items limits the usefulness of this non-GAAP measure as a performance measure; and

•                        Disclose the manner in which you compensate for these limitations when using the non-GAAP measure.

Response:               The Company has presented EBITDA in the “Other Financial Data” section of the Form 10-K for previous periods reported due to our belief that it was useful in evaluating our operating performance compared to that of other companies in our industry, as the calculation eliminates the effects of long-term financing, income taxes and the accounting effects of capital expenditures, which items may vary among companies for reasons unrelated to overall operating performance.  Per our disclosure in the Form 10-K, it was not intended to be a measurement of financial performance or liquidity under GAAP and should not be considered as an alternative to net earnings or net cash flows provided by operating activities as determined in accordance with GAAP.  In light of the Staff’s comment, the Company has determined that it will no longer disclose EBITDA in future filings.

2.               With regards to the various factors that you disclose contributed to the decrease in year over year sales in 2007, please tell us and disclose, in future filings, the nature of the “hardwood door program” in 2007 and how this program specifically contributed to the decrease in sales.  Additionally, in future filings, when your results of operations discusses two or more factors that contributed to year over year changes in line items, please quantify each of the factors.  Refer to FRR No. 36 - 501.04.

Response:               Regarding this discussion, the Company had stated “to a lesser extent, a reduction due to the loss of market share on a hardwood door program in 2007.”  The hardwood door program was with a customer that we lost to a competitor, and that represented approximately 1% of our sales from 2006 to 2007.  To the extent possible, the Company will quantify significant items in the future filings and not utilize quantitative words to describe factors considered significant.

3.               We note during 2007 and the first six months of 2008, sales decreased as a result of lower selling prices due to lower materials costs.  In future filings, please disclose how sales prices and material costs are related, quantify the impact the lower sales prices had on sales and whether or not you anticipate this being a trend you see in future periods.

Response:               The Company has included the following in its Form 10-Q for the period ending September 30, 2008 within the Results of Operations discussion:

“In addition, we have continued to see decreases in the price we pay for hardwood materials, which ultimately are passed on to our customers through lower selling prices in accordance with indexing agreements generally within 3 to 6 months.  While the prices we pay for hardwood materials have continued to decline, the decline has slowed in 2008 versus 2007, which has resulted in modest declines on our gross profit and operating income margin percentages due to the lag of material cost adjustments from 2007 affecting 2008 selling prices.”

The Company also disclosed under the Net Sales discussion: “an approximately 4 % decline in our overall selling prices mainly due to lower hardwood material costs.”

The Company will continue to include similar language in future filings.

Liquidity and Capital Resources, page 14

4.               We note your customer concentration disclosures on page 2 that your two largest customers comprised approximately 36% and 18% of your consolidated revenues for the year ended December 31, 2007.  Please provide a discussion within Liquidity and Capital Resources, in future filings, to discuss the effects of your customer concentrations on your liquidity, specifically if you lost one of your major customers.  Refer to Financial Reporting Codification 501.03.a.

Response:             The Company has included the following in its Form 10-Q for the period ending September 30, 2008 within the Liquidity and Capital Resources discussion:

“For the nine month periods ending September 30, 2008 and September 30, 2007, our two largest customers accounted for approximately 51% of our net sales.  As of September 30, 2008 and December 31, 2007, our two largest customers accounted for approximately 54% and 53%, respectively, of our consolidated accounts receivables balance.  The permanent loss of, or a significant decrease in the level of purchases by, one or more of our major customers could have a material adverse effect on our results of operations and future cash flows.”

The Company will continue to include similar language in future filings.

5.               We note that during the year ended December 31, 2007, and the six months ended June 30, 2008, your accounts receivable balance continued to increase, and on page 15 you disclose that your days of receivables outstanding increased.  Given the impact that receivables have on your liquidity, please revise MD&A in future filings to explain the reasons for the increase in your turnover ratio.  In this regard, your current disclosure only discusses the fact there was an increase in your days of receivables outstanding but does not discuss detailed factors that led to the change or how this change impacted your liquidity, if at all.

Response:               The Company will enhance disclosures surrounding the increase in our days of receivable outstanding for the year ended December 31, 2007 within the Form 10-K filing for the year ended December 31, 2008.  With respect to this increase, the Company’s payment terms for certain customers had been modified and new customers have been added with payment terms different than those with previous customers over the last year.  This resulted in an increase in the days of receivables outstanding for the year ended December 31, 2007 and the period ended June 30, 2008 versus the year ended December 31, 2006 and the period ended June 30, 2007.  For the period ended September 30, 2008, there have been no significant changes in the days of receivables outstanding versus the year ended December 31, 2007.  The Company’s Form 10-Q for the period ended September 30, 2008 included the following within the Liquidity and Capital Resources:  “Days of receivables outstanding and the accounts receivables balance have not increased as of September 30, 2008 versus December 31, 2007.”  The Company will continue to include similar disclosure in future filings when such factors are needed to clarify its liquidity disclosures.

Critical Accounting Policies, page 16

6.               Please revise future filings to disclose your critical accounting policies.  For each critical accounting estimate or assumption you have identified, please revise to analyze the extent material, such factors as how you arrived at the estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future.  Please analyze each estimate for their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect.  Please revise to provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors.  Refer to the Commission’s guidance concerning critical accounting estimates, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.

Response:             In future filings, the Company will revise and enhance the critical accounting policy disclosures to address why the accounting estimates or assumptions bear the risk of change and, to the extent material, to note the factors considered in arriving at the estimates and the accuracy of the estimates and assumptions used in the past.  The Company has revised its quarterly disclosure regarding critical accounting policies for the period ended September 30, 2008 (page 16):

“In our Annual Report on Form 10-K for the year ended December 31, 2007, we identified the critical accounting policies, which affect our more significant estimates and assumptions used in preparing our consolidated financial statements.  The basis for developing the estimates and assumptions within our critical accounting policies is based on historical information and known current trends and factors.  The estimates and assumptions are evaluated on an ongoing basis and actual results have been within the Company’s expectations.  We have not changed these policies from those previously disclosed in our annual report.”

The Company has recently commenced its information gathering process in preparation for its annual goodwill impairment analysis which is completed as of December 31.  The Company believes there will not be a goodwill impairment, however, additional information and assessments remain to be completed at this time.

The Company will continue to reference the Form 10-K disclosures regarding critical accounting policies within Form 10-Q unless the Form 10-K disclosure requires updating.

7.               We note your disclosure regarding sales in the kitchen and bath cabinet market being driven by new home construction and home repair and remodeling market.  We further note your disclosure of the economic slowdown in these markets over the past 18 months.  Considering the decline in sales and operating income, please address the following:

•                                                Please tell us and disclose, in future filings, whether you performed a SFAS 144 impairment test on your long-lived assets.  If so, please disclose the results of those tests, including the amount of headroom between the carrying value of the assets and their recoverable amount.

Response:               The Company’s financial statement footnotes included disclosure regarding “impairment of long-lived assets” (page 27 of Form 10-K) and indicated there were no impairment write-downs during any of the periods presented.  The Company has reviewed the trigger events, as defined by SFAS 144, as of December 31, 2007, and concluded that no trigger events were present.  Therefore the Company did not perform an analysis of undiscounted cash flows relating to our long-lived assets.  The Company monitors overall economic factors and related effects on our business and will perform a SFAS 144 impairment test when trigger events have been met.

•                Considering the impact of the residential construction market and the impact it has had on your operations, your current critical accounting policy for long lived assets and goodwill, particularly your disclosure of assessing the recoverability of your assets, appears to be too general in nature to provide an investor with sufficient information about management’s insights and assumptions with regard to the recoverability of your asset balances.  Please expand your disclosures to describe the steps that your perform to review your long lived assets and goodwill for recoverability, the assumptions used, and provide information as to known trends, uncertainties or other factors that will result in, or that are reasonably likely to result in, any material impairment charges in future periods.  For example, your policy note should quantify the projected cash flows used in your analysis, the growth rate used in projecting cash flows, quantify the discount rate, include terminal value assumptions, and discuss how you assessed your reporting units under paragraph 30 and 31 of SFAS 142.  Given the materiality of goodwill to your financial statements as a whole, this detailed information will provide the reader with a greater insight into the quality and variability of your financial position and operating results.  Refer to Release No. 33-8350 “Interpretation: Commission  Guidance Regarding management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Response:               Please see the response to the first sub question to comment 7 above as it relates to long-lived assets.  The Company will enhance disclosure surrounding goodwill and long-lived assets to provide sufficient information about our insights and assumptions with regard to the recoverability of the asset balances in future filings.  The Company also plans to provide disclosure surrounding the steps performed to review goodwill and long-lived assets in future filings.

Note 2. Significant Accounting Policies

Revenue Recognition, page 25

8.             You indicate that you record provisions for sale returns.  For each period presented, please tell us and disclose in MD&A how much you have recorded in provisions for returns and any other sales incentives you provide.  To the extent returns and other sales incentives are immaterial, please revise disclosure to disclose this fact.

Response:             The Company has included the following in its Form 10-Q for the period ending September 30, 2008 within the Notes to Condensed Consolidated Financial Statements under the Significant Accounting Policies heading:

“The Company records an estimate for anticipated sales returns and customer discounts at the time revenue is recognized based on historical experience and current trends.  These estimates have been consistent with the Company’s actual experiences.  Provisions for estimated sales returns and customer discounts are recorded as a reduction of net sales.  For each of the nine month periods ended September 30, 2008 and September 30, 2007, the provision for estimated sales returns and customer discounts, as a percentage of net sales, was 3.2% and 3.1%, respectively.”

Historically, the provision for estimated sales returns and customer discounts as a percentage of net sales has been 3.1 – 3.6% of net sales.  The Company will continue to disclose information regarding its provision for sales returns and customer discounts in future filings of Form 10-Q’s and Form 10-K’s.

Note 6. Financing Arrangements, page 33

9.             We note your 10% Senior Notes are guaranteed by your 100% owned subsidiaries.  Please revise your footnote, in future filings, to include the narrative disclosures specified in paragraphs (i)(9) and (i)(10) of Rule 3-10.

Response:             The Company will include the following language in future filings :

“Each of the Company’s subsidiaries, which are all 100% owned subsidiaries of the Company, have fully and unconditionally guaranteed the senior notes on a joint and several basis. The Company has no assets or operations independent of its subsidiaries.  As a result, the Company has not presented separate financial statements of the subsidiary guarantors.  The subsidiary guarantors are generally not restricted in their ability to dividend or otherwise distribute funds to the Company except for restrictions imposed under applicable state corporate law.  The Company is limited in its ability to pay dividends or otherwise make other distributions to Parent under the New Senior Credit Facility and the indenture governing the 10% Senior Notes.  Specifically, the New Senior Credit Facility prohibits the Company from making any distributions to Parent except for limited purposes, including, but not limited to: (i) prior to March 31, 2009, the Company may pay cash dividends and distributions to Parent to enable Parent to make cash interest payments on the acquisition loan, provided that (x) after giving pro forma effect to such dividend or distribution, the Consolidated First Lien Leverage Ratio does not exceed 1.0 to 1.0, and (y) the amount of such dividends and distributions shall not exceed $3,225,000 in any calendar quarter, (ii) customary and reasonable out-of-pocket expenses, legal and accounting fees and expenses and overhead of Parent incurred in the ordinary course of business to the extent attributable to the business of the Company and its subsidiaries and in the aggregate not to exceed $500,000 in any fiscal year, and (iii) the Company may pay management fees of

Parent not to exceed $750,000 in any fiscal year so long as no default has occurred.  The indenture provides that the Company can generally pay dividends and make other distributions to Parent in an amount not to exceed (i) 50% of the Company’s consolidated net income for the period beginning April 1, 2004 and ending as of the end of the last fiscal quarter before the proposed payment, plus (ii) 100% of the net cash proceeds received by the Company from the issuance and sale of capital stock, plus (iii) the net return of certain investments, provided that certain conditions are satisfied, including that the Company has a Consolidated Coverage Ratio of greater than 2.0 to 1.0.”

The Company has authorized the undersigned to acknowledge on its behalf that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments.  If you have any questions related to this letter, please contact me at (312) 861-2232.

Sincerely,

/s/ Dennis M. Myers
Dennis M. Myers, P.C.

cc:	Dale B. Herbst
WII Components, Inc..